www.linkedin.com/in/
christopherbouzy (LinkedIn)
www.botsentinel.com (Company)
twitter.com/cbouzy (Other)

Top Skills

Cybersecurity

Python (Programming Language)

JavaScript

Languages

English (Native or Bilingual)

Christopher Bouzy

Christopher Bouzy is the founder and CEO of Bot Sentinel, a company specializing in identifying and understanding disinformation and targeted attacks on social media platforms

New York City Metropolitan Area

Experience

Spoutible Inc.

Founder & CEO

December 2022 - Present (1 year 1 month)

New York, New York, United States

Spoutible's goal is to allow users to "spout off" while mitigating targeted harassment, threats of violence, racism, antisemitism, homophobia, transphobia, rampant misogyny, mis/disinformation, and platform manipulation.

Bot Sentinel Inc.

Founder & CEO

February 2018 - Present (5 years 11 months)

North Bergen, New Jersey, United States

Komcore Corporation

Founder & CEO

August 2013 - December 2018 (5 years 5 months)

Greater New York City Area

Egisca Corp.

Founder & CEO

March 2006 - August 2013 (7 years 6 months)

New Jersey

Insight Concepts

Founder & CEO

November 2000 - February 2006 (5 years 4 months)

NYC Department of Education

Computer Service Technician

September 1998 - November 2000 (2 years 3 months)